UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G89982113

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4.	Source of funds OO*
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,668,151
	9	Sole dispositive power -0-
	10	Shared dispositive power 10,668,151
11	Aggregate amount beneficially owned by each reporting person 10,668,151
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 25.8%
14	Type of reporting person PN

*	See Item 3.

SCHEDULE 13D/A

CUSIP No. G89982113

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4.	Source of funds OO*
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,668,151
	9	Sole dispositive power -0-
	10	Shared dispositive power 10,668,151
11	Aggregate amount beneficially owned by each reporting person 10,668,151
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 25.8%
14	Type of reporting person CO

*	See Item 3.

SCHEDULE 13D/A

CUSIP No. G89982113

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4.	Source of funds OO*
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 3,958,333
	9	Sole dispositive power -0-
	10	Shared dispositive power 3,958,333
11	Aggregate amount beneficially owned by each reporting person 3,958,333
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person PN

*	See Item 3.

SCHEDULE 13D/A

CUSIP No. G89982113

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4.	Source of funds OO*
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 3,958,333
	9	Sole dispositive power -0-
	10	Shared dispositive power 3,958,333
11	Aggregate amount beneficially owned by each reporting person 3,958,333
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person CO

*	See Item 3.

SCHEDULE 13D/A

CUSIP No. G89982113

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4.	Source of funds OO*
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 423,045
	8	Shared voting power 16,403,997
	9	Sole dispositive power 423,045
	10	Shared dispositive power 16,403,997
11	Aggregate amount beneficially owned by each reporting person 16,827,042
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 39.0%
14	Type of reporting person IN

*	See Item 3.

SCHEDULE 13D/A

CUSIP No. G89982113

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4.	Source of funds OO*
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,000
	8	Shared voting power 16,403,997
	9	Sole dispositive power 25,000
	10	Shared dispositive power 16,403,997
11	Aggregate amount beneficially owned by each reporting person 16,428,997
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 38.4%
14	Type of reporting person IN

*	See Item 3.

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (this “Thirteenth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, and Amendment No. 12 on May 5, 2015 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Thirteenth Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph after the last paragraph:

On August 13, 2015, Issuer issued an additional 134,168 common share purchase warrants to Mitchell (the “Tranche 3 Mitchell Gundem Warrants”), as a shareholder of Gundem. The Tranche 3 Mitchell Gundem Warrants are immediately exercisable, expire 18 months from the date of the release of the pledge on the Gundem resort, and entitle the holder to purchase one common share for each Warrant at an exercise price of $2.99 per share.

Item 4.	Purpose of the Transaction

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) Amount beneficially owned:

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Thirteenth Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Thirteenth Amendment.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Thirteenth Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Thirteenth Amendment.

(v)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Thirteenth Amendment.

(vi)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Thirteenth Amendment.

(b) Power to Vote/ Power to Dispose:

(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Thirteenth Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Thirteenth Amendment.

(iii)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Thirteenth Amendment.

(iv)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Thirteenth Amendment.

(v)	Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Thirteenth Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Thirteenth Amendment.

(vi)	Amy Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Amy Mitchell cover page of this Thirteenth Amendment. Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Thirteenth Amendment.

(c) See Item 3. Amy Mitchell made the following open market acquisitions of shares of Issuer’s common shares during the last 60 days:

Date	Shares	Price
08/19/2015	5,000	$2.776
08/20/2015	5,000	$2.665
08/21/2015	3,252	$2.777
08/21/2015	1,748	$2.859
08/24/2015	5,000	$2.62
08/25/2015	5,000	$2.561

(d) See Item 3.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Eighth Amendment to Schedule 13D filed with the SEC on May 17, 2011

2	Tranche 3 Mitchell Gundem Warrants	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2015	DALEA PARTNERS, LP

	By:	Dalea Management, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL